Exhibit 99.1

SuperCom Ltd.
(the "Company")

Notice of an Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of shareholders will be held at the Company's offices at 1 Ha'Maalit St., Qadima, Israel, on January 21, 2007, at 10:00 (Israel time) (the “Meeting”). If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned and shall take place twenty-one (21) days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or any time or place as designated in such notice.

        The following matters are on the agenda of the Meeting:

(1)	Approval of remuneration of the “external” directors;
(2)	Approval of the Services Agreement with Mr. Eli Rozen;
(3)	Approval of the Services Agreement with Mr. Jacob Hassan;
(4)	Approval of grant of options to purchase Ordinary Shares of SuperCom to SuperCom’s directors;
(5)	Approval of D&O insurance;
(6)	Approval of issuance of indemnification letters to new directors

Shareholders of record at the closing of business on December 21, 2006 are entitled to notice of and vote at the Meeting.

According to the Articles of Association of the Company, voting at the Meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy must be delivered to the Company not less than seventy-two (72) hours before the time scheduled for such Meeting, namely, not later than 9:00 (Israel time), on January 18, 2007.

Shareholders holding shares traded on the Euronext Brussels Stock Market in Belgium, are required to inform Mr. Patrick Van Landuyt of Weghsteen & Driege NV (fax: 0032-(0)50-34.11.04, phone: 0032-(0)50-47.10.83) in writing, with a copy to the Company, not later than 7 days prior to the meeting (January 14, 2007), if they wish to exercise their voting right in person or by proxy.

A proxy statement including the suggested form of the said resolutions, as well as explanations concerning the majorities required for the approval of each resolution, is available at the company’s offices as well as at www.supercomgroup.com/proxy1.pdf.